J. Brian Palmer Chief Accounting Officer

                                       April 11, 2007

Mr. Jim B. Rosenberg
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Jim,

We have received your letter dated March 30, 2007.  We currently anticipate providing our responses to you by May 4, 2007.  Should you have any questions, I can be reached at (617) 725-7118.

Sincerely,

/s/ J. Brian Palmer

Corporate Headquarters:	Executive Offices:
White Mountains Insurance Group, Ltd.	White Mountains Insurance Group, Ltd
The Bank of Butterfield Building	80 South Main Street, Hanover, NH 03755
42 Reid Street, Hamilton HM 12, Bermuda	Ph: 617-725-7118 ó Fax: 617-725-7120
Ph: 441-278-3160 ó Fax: 441-278-3170	E-mail: bpalmer@whitemountains.com